Filed by Allianz AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Riunione Adriatica di Sicurtà S.p.A.

Exchange Act File Number 1-15154

Allianz Group: Repositioning - Conversion of Allianz AG into a European Company (SE)

Cross-border merger of Riunione Adriatica di Sicurtà (RAS) S.p.A. into Allianz AG - Consolidation of insurance activities in Germany - Reassignment of responsibilities in the management board - Conversion of Allianz AG into a European Company (SE)

The Allianz Group is repositioning itself and strengthens its position as a leading financial services provider in its European home market. An important cornerstone of this repositioning is the merger of RAS into Allianz AG. Prior to the merger, Allianz will launch a voluntary cash tender offer to shareholders of RAS. The full acquisition of RAS will enable Allianz in the future to reorganize its Italian activities and to directly reallocate the holdings of operations to Allianz Holding in key European markets, such as Austria, Switzerland and Spain. As a result of this cross-border merger, Allianz will convert into a European Company (SE - Societas Europaea).

Furthermore, the management board of Allianz AG decided to consolidate the insurance activities of the Allianz Group in Germany under one German holding company to be newly created.

“If you want to play in the premier league of international financial services providers, you need a strong base in your home market. Our home market is Europe,” said Michael Diekmann, the CEO of Allianz. “With the measures initiated today we create the necessary prerequisites to ensure our competitiveness going forward. We want to consistently take advantage of our growth opportunities across borders.”

Reorganisation of Allianz Group and Conversion into Allianz SE

The successful merger of RAS into Allianz will make it possible to combine the Group’s activities in Italy. Italy, where the Allianz Group generated almost EUR 14 billion in revenue from premiums, is the Group’s second most important European insurance market after Germany. Allianz is represented in Italy by RAS and Lloyd Adriatico and currently holds the number two position in the Italian insurance market. Allianz currently holds 55.4% of RAS and 99.7% of Lloyd Adriatico. By fully integrating RAS, Allianz expects to increase profitability and customer service.

In connection with the conversion of Allianz AG into a European Company (SE) the structures of the entire Group will be further simplified and focused. The future Allianz SE will be the first European Company in the DJ EURO STOXX 50 listed as stock corporation under European law.

“With this repositioning we will be able to reduce the complexity of the entire Group. It is the logical next step of our 3+One program,” said Michael Diekmann. Allianz SE will continue to have its legal seat in Munich.

The conversion into a European Company will affect the corporate governance. The two-tier system consisting of a management board and a supervisory board will be maintained under the new SE structure. Management board and supervisory board further agree that the co-determination on a parity basis will continue, however, the size of the supervisory board shall be reduced. The supervisory board acknowledged the proposal of the management board to reduce the number of the supervisory board members to twelve from the current 20 and will forward it to the respective bodies for discussion purposes in order to prepare a basis for a resolution of the shareholders’ meeting. In the future employees from various European countries will be represented in the supervisory board.

In addition, the supervisory board has appointed the following individuals as new members of the management board with effect from January 1, 2006:

Enrico Cucchiani, currently CEO of Lloyd Adriatico, will in future be responsible on the management board of Allianz AG for the insurance markets Italy, Spain, Switzerland, Austria, Portugal, Turkey and Greece, as well as for the Sustainability Program across all property casualty businesses and

Jean-Philippe Thierry, currently CEO of AGF, will in future be responsible on the management board of Allianz AG for the insurance markets France, Benelux, the Middle East, South-America, Africa as well as for Credit Insurance, Assistance and the Sustainability Program in the Life business.

In addition, Clement Booth, currently CEO of AON Re International, will join the management board of Allianz AG. He will be responsible on the board for the insurance markets of the UK, Ireland and Australia, as well as reinsurance business, Allianz Global Risks, Allianz Marine & Aviation and Allianz Risk Transfer.

Under the Chairmanship of CEO Michael Diekmann, the management board of Allianz AG will also include: Paul Achleitner, CFO; Jan Carendi, NAFTA and Customer Focus; Joachim Faber, Asset Management, Helmut Perlet, CFO, Gerhard Rupprecht, IT and in future the insurance businesses in Germany; Herbert Walter, Banking, and Werner Zedelius, Growth Markets (CEEMA, Russia and Asia).

As a result, Allianz’s management board will comprise six different nationalities.

The following current members of Allianz’s management board will resign upon their own initiative from the management board with effect from December 31, 2005: Detlev Bremkamp, currently board member for Europe II and for international reinsurance and industrial insurance business, will be leaving after 40 successful years with Allianz. He has served on the management board for more than 25 years, carrying out a wide variety of tasks and responsibilities. At the same time, Reiner Hagemann, currently responsible for Europe I and Credit Insurance, will leave the management board of Allianz AG as well as Allianz Versicherungs-AG after 28 years of successful service to Allianz. The supervisory board has expressed its gratitude and appreciation for the great merits both individuals have earned during their careers at Allianz.

In the future, the Group will operate its insurance activities in Germany - the Property and Casualty and the Life/Health business - under a holding company. Gerhard Rupprecht, currently CEO of Allianz Leben, will be CEO of the German insurance operations. His successor as CEO of Allianz Leben will be Maximilian Zimmerer from January 1, 2006. Thomas Pleines, currently CEO of Allianz Suisse, will be CEO of Allianz Versicherungs - AG from January 1, 2006. The relevant supervisory boards are expected to consider these appointments in the near future.

“The new set-up will allow us to develop the necessary momentum to significantly improve our positions not only in Germany and Italy but also in all other European markets and globally. At the same time, the SE structure allows efficient corporate governance as well as a European representation of employees in the supervisory board,” said Michael Diekmann.

Merger of RAS into Allianz - Voluntary Cash Tender Offer

Allianz’s and RAS’s management bodies currently anticipate an exchange ratio in a range of between 0.153 and 0.161 of Allianz shares for one ordinary RAS share as well as for one RAS savings share. The exact exchange ratio will be determined prior to the extraordinary shareholders’ meetings of RAS and Allianz. These extraordinary shareholders’ meetings are scheduled for late January/beginning of February 2006 and need to approve the merger. In addition the transaction is subject to approval by the relevant public authorities.

Prior to the merger, a voluntary cash tender offer shall be launched by Allianz to the shareholders of RAS in the amount of EUR 19.00 per RAS ordinary share and EUR 26.50 per RAS savings share, representing a premium of 14% over RAS’s six-month average share price, respectively.

The supervisory board of Allianz AG and the board of directors of RAS S.p.A. have agreed upon the plan to integrate RAS and expressed their support.

“This is an attractive offer for our shareholders. In addition to the financial aspect of the voluntary cash tender offer, it has to be considered that through the merger our shareholders will have the opportunity to participate in the upside potential of the Allianz shares. Besides the core European and United States markets, Allianz Group is also very well-positioned in other attractive growth markets such as Eastern Europe and Asia. Our shareholders will thus be able to directly benefit from such position,” said Paolo Vagnone, the CEO of RAS.

“The merger of RAS into Allianz and the establishment of an efficient European structure also offers a significant potential for the shareholders of Allianz. Their company will become much more powerful. Due to our repositioning we will be able to implement our Group-wide sustainability program even more efficiently,” said Michael Diekmann.

The voluntary cash tender offer will be published in mid-October 2005. The shareholders can accept the offer until end-November 2005. The overall process of merging RAS into Allianz is expected to be completed in the summer of 2006.

Financing of the transaction

The volume of the entire transaction is EUR 5.7 billion. Financing for the transaction is secured, with up to EUR 2 billion equity-based financing. From this amount EUR 1 billion will be placed out of authorized capital without pre-emptive rights. The remainder will be financed through hybrid debt, senior debt as well as internal funds. Already in 2006, the expected earnings per share shall increase by 2% without taking into account potential synergies resulting from the transaction.

The financial planning assumes a 14% increase in the dividend to be paid by Allianz for 2005 to EUR 2.00, subject to approval by the supervisory board as well as the annual shareholders’ meeting.

Allianz is being advised in the transaction by Goldman Sachs, Mediobanca and Dresdner Kleinwort Wasserstein. Unicredit is the coordinator for the execution of the voluntary cash tender offer. Shearman & Sterling LLP is acting as legal advisor to Allianz. RAS is being advised by Merrill Lynch and by Chiomenti Studio Legale as legal advisor.

Munich, September 11, 2005

A joint press conference by Allianz and RAS will be held on Monday, September 12, 2005 at 12.30 p.m. at the premises of RAS. Michael Diekmann, Paul Achleitner, Paolo Vagnone and Enrico Cucchiani will participate in the press conference and there will be a web cast of the press conference on www.allianz.com. Journalists can also attend a video cast in Munich at Allianz AG, Königinstrasse 95, at 12.30 p.m.

Contacts:

Allianz

Richard Lips	Tel. +49 (0) 89/3800-5043
Dr. Ilja-Kristin Seewald	Tel. +49 (0) 89/3800-2960
Antje Terrahe	Tel. +49 (0) 89/3800-17790

RAS

Valerio Vago	Tel. +39/02/7216-2221
Andrea Gaudenzi	Tel. +39/02/7216-2224

These statements are subject to the disclaimer provided below.

No Offer

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of RAS S.p.A. or Allianz AG nor shall there be any sale of securities in any jurisdiction (including the United States of America, Canada, Japan and Australia) in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions. In the United States of America, the solicitation of offers to exchange RAS S.p.A. securities for Allianz AG shares will only be made pursuant to a prospectus that Allianz expects to send holders of RAS S.p.A. securities. Any solicitation of offers to sell RAS S.p.A. securities will only be made pursuant to a tender offer document approved under and pursuant to Article 102 of the Italian Securities Act. Regarding the anticipated merger Allianz and RAS S.p.A. will be required to make available certain documents for their respective shareholders in order to put them into a position to vote on the merger. Investors and holders of RAS S.p.A. securities and/or investors or holders of Allianz AG securities are urged to read the various documents cited above including any registration statement (when available) and other relevant documents that, if required by the applicable rules and regulations, will be filed with the U.S. Securities and Exchange Commission (“SEC”), as well as any amendments or supplements to those documents, because they will contain important information. Investors and holders of RAS S.p.A. securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Allianz, including any registration statement (when available). The registration statement and other relevant documents, if filed with the SEC, will also be obtainable for free at the SEC’s Internet web site at www.sec.gov.

Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Allianz’s management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed in our Annual Report on Form 20-F filed with the SEC on April 19, 2005. We undertake no obligation to update forward-looking statements.

No duty to update

The company assumes no obligation to update any information contained herein.

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